Scott C. Herlihy	555 Eleventh Street, N.W., Suite 1000
(202) 637-2277	Washington, D.C. 20004-1304
scott.herlihy@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois Group, Inc.

Schedule TO-I

Filed November 3, 2014

File No. 005-42137

Dear Mr. Orlic:

On behalf of Owens-Illinois Group, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above referenced Schedule TO, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2014. Amendment No. 1 has been revised to reflect the Company’s responses to comments received in a letter dated November 12, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments in the Staff’s letter and the Company’s responses thereto.

Comment:  General

1.              The offering document contains numerous waivers, releases, discharges, agreements not to sue, and extinguishments of rights and claims by security holders. Please revise these statements globally in light of Section 29(a) of the Securities Exchange Act of 1934.

Response

The Company has revised the disclosure in Amendment No. 1 to clarify that, in light of Section 29(a) of the Securities Exchange Act of 1934, security holders are not being asked to waive the Company’s compliance with the federal securities laws and to indicate that security holders may challenge Company determinations with respect to compliance with the terms of the offer in court.

Comment:  General

2.              In several places, the offeror appears to be asserting its absolute right to terminate or “withdraw” the offer. Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

Response

The Company has revised the disclosure in Amendment No. 1 to clarify in each place where the offeror appears to be asserting its absolute right to terminate or “withdraw” its offer, that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

Comment:  Source of Funds, page 4

3.              Please confirm that the offering materials will be amended to disclose the material terms of any senior note offering used to finance the offer, in accordance with Items 1007 and 1016 of Regulation M-A, and that the offer will be extended as necessary to ensure that there is adequate time remaining in the offer following any such material change.

Response

The Company is of the view that the offering of senior notes is not material to the decision of a holder of Owens-Brockway Glass Container Inc.’s (“OBGC”) 3.00% Exchangeable Senior Notes due 2015 (the “Exchangeable Notes”) whether to tender such Exchangeable Notes pursuant to the tender offer. As disclosed in the Schedule TO, the Company’s tender offer is not subject to any financing condition generally or specifically with respect to a senior notes offering. The Company intends to use a combination of any, or all, of the following sources to pay the tender consideration: the proceeds of a senior notes offering, cash on hand and/or borrowings under the Company’s credit agreement.

The Schedule TO, as amended by Amendment No. 1, contains the material terms of the Company’s credit agreement in accordance with Items 1007 and 1016 of Regulation M-A. Accordingly, the Company believes that the Schedule TO (as so amended) complies with the requirements of Items 1007 and 1016 of Regulation M-A with respect to the source of funds for the tender offer.

The Company believes that, based on the disclosure with respect to the credit agreement set forth in the Schedule TO, as amended by Amendment No. 1, and, in light of the fact that the Exchangeable Notes mature on June 1, 2015, the terms of a senior notes offering would not present any new material information to a holder of Exchangeable Notes deciding whether to tender such Exchangeable Notes pursuant to the offer. The Company’s decision to fund the tender consideration with the proceeds from one source of borrowed funds (the credit agreement) versus another source of borrowed funds (an issuance of senior notes) is not likely to be meaningful to whether a holder of Exchangeable Notes decides to tender into the offer or hold such Exchangeable Notes to maturity in June 2015.

Notwithstanding the foregoing, on the date hereof, the Company has publicly disclosed that OBGC has priced an offering of $800 million of senior notes (which the Company will guarantee), which, if closed, the net proceeds of which will be used to fund the purchase of Exchangeable Notes pursuant to the offer. In light of this disclosure, and given the timing of the filing of Amendment No. 1, the Company has reflected in Amendment No. 1 the material terms of the senior notes offering. We note that the closing of the senior notes offering is expected to occur on December 3, 2014, the same day as the expiration of the offer. Confirming the substance of our recent telephone conversation, in light of the foregoing analysis and the disclosure of the source of funds for the offer provided in the Schedule TO (as amended by Amendment No. 1), it is the Company’s view that no further amendments to the Schedule TO need be made to reflect the closing of the senior notes offering and that any information provided by such an amendment would not be meaningful to the decision of a holder of Exchangeable Notes as to whether to tender such Exchangeable Notes pursuant to the offer.

Comment:  Source of Funds, page 4

4.              Please revise to provide the summary disclosure required by Item 1007(d) of Regulation M-A with respect to the credit agreement.

Response

The Company has revised the disclosure in Amendment No. 1 to include the summary disclosure required by Item 1007(d) of Regulation M-A with respect to the Company’s credit agreement.

Comment:  Representations, Warranties and Undertakings, page 7

5.              Please delete the language requiring the security holder to represent that the security holder has “reviewed” the offer to purchase and “understands” certain of its terms.

Response

As reflected in Amendment No. 1, the Company has deleted the language requiring the security holder to represent that the security holder has “reviewed” the offer to purchase and “understands” certain of its terms.

Comment:  Withdrawal of Tenders, page 10

6.              Please revise to disclose the date certain after which security holders may withdraw securities pursuant to Rule 13e-4(f)(2)(ii).

Response

The Company has revised the disclosure in Amendment No. 1 to include the date certain after which security holders may withdraw securities pursuant to Rule 13e-4(f)(2)(ii).

Comment:  Conditions of the Offer, page 12

7.              The offer may be subject only to conditions that are based on objective criteria and are outside the offeror’s control. Accordingly, please revise the offer to:

•                  provide an objective standard for a “significant change in the price of the Exchangeable Notes,” especially given the lack of an established trading market;

•                  provide an objective standard for a “significant adverse change in the United States securities or financial markets generally;”

•                  eliminate the reference to the offeror’s “sole judgment” in subsection (a); and

•                  eliminate the statement that the offeror may assert a condition even if action or inaction by the offeror gave rise to the condition.

Response

The Company has revised the disclosure in Amendment No. 1 to make changes to the conditions of the offer as follows:

(i)        the condition set forth in subsection (a)(iii) of the “Terms of the Offer—Conditions of the Offer” with respect to a “significant change in the price of the Exchangeable Notes” has been deleted (and the subsequent conditions in other subsections are correspondingly renumbered to reflect this deletion);

(ii)       in order to provide an objective standard for the condition set forth in subsection (a)(vii) of the “Terms of the Offer—Conditions of the Offer” with respect to a “significant adverse change in the United States securities or financial markets generally,” such condition is revised to be limited to those significant adverse changes that, in the Company’s reasonable judgment, would have a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets or liabilities of the Company or its affiliates;

(iii)      the reference to the offeror’s “sole judgment” in subsection (a) of the “Terms of the Offer—Conditions of the Offer” has been deleted and, instead, such condition is limited to circumstances where the effects of any event in clauses (x) or (y) would “reasonably be expected to” make it impracticable or inadvisable to proceed with the offer; and

(iv)                  the statement in the conditions of the offer that the offeror may assert a condition even if action or inaction by the offeror gave rise to the condition has been deleted.

In response to the Staff’s comments, the Company has authorized us to confirm that the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *              *

Please feel free to contact me at (202) 637-2277 if you have any questions regarding our responses above.

Very truly yours,

/s/ Scott C. Herlihy

Scott C. Herlihy
of LATHAM & WATKINS LLP

cc:       James W. Baehren, Vice President, Owens-Illinois Group, Inc.

Tracy K. Edmonson, Latham & Watkins LLP